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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

KS Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

48266R108

(CUSIP Number)

C. Felix Harvey P.O. Box 189 Kinston, NC 28502 (252) 523-3862	Maurice J. Koury P.O. Box 850 Burlington, North Carolina 27216 (336) 226-5581

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 48266R108	13D/A	Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). C. Felix Harvey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 59,674[1] 9. Sole Dispositive Power 0 10. Shared Dispositive Power 59,674[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,674[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) PN

[1]	These shares consist of 58,574 shares held by The Felix Harvey Foundation, Inc. (the “Harvey Foundation”), which is controlled by Mr. Harvey, and 1,100 shares held by Mr. Harvey’s spouse, Margaret Blount Harvey, who is a Director of the Harvey Foundation.

CUSIP NO. 48266R108	13D/A	Page 3 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Felix Harvey Foundation, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 58,574 9. Sole Dispositive Power 0 10. Shared Dispositive Power 58,574

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,574
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 48266R108	13D/A	Page 4 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Maurice J. Koury Foundation, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 14,625 8. Shared Voting Power 0 9. Sole Dispositive Power 14,625 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,625
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 48266R108	13D/A	Page 5 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Maurice J. Koury
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 7,100 8. Shared Voting Power 0 9. Sole Dispositive Power 7,100 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 48266R108	13D/A	Page 6 of 10 Pages

This Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 21, 2005 (the “Schedule 13D”), by The Felix Harvey Foundation, Inc., a North Carolina corporation (the “Harvey Foundation”), C. Felix Harvey (“Harvey”), The Maurice J. Koury Foundation, Inc., a North Carolina corporation (the “Koury Foundation”), and Maurice J. Koury (“Koury” and, together with the Harvey Foundation, Harvey and the Koury Foundation, the “Reporting Persons”), relates to shares of common stock, no par value per share (the “Common Stock”), of KS Bancorp, Inc., a North Carolina corporation (the “Company”).

By virtue of the agreement among the Reporting Persons to vote against the Reorganization at the Special Meeting, as described in Item 4 of the Schedule 13D, as amended hereby, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in the Schedule 13D, as amended hereby, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person or by any person listed on Schedule A attached to the Schedule 13D. The filing of this Amendment No. 1 to the Schedule 13D shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any other provision of the Securities Exchange Act of 1934, as amended, or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

Unless set forth below, all previous items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following to the end thereof:

The Reporting Persons are filing this Amendment No. 1 to the Schedule 13D to report their acquisition of additional shares of Common Stock. The Reporting Persons may continue to acquire shares of Common Stock, as they believe that the Company has an enterprise value significantly greater than the $24.00 per share offered by the Company in connection with the Reorganization. The Reporting Persons will continue to encourage the Company’s Board of Directors and management to consider a combination with another financial institution. In addition, the Reporting Persons may either seek to have the Company repurchase all or a majority of their shares of Common Stock at a price greater than $24.00 per share or may seek to encourage other financial institutions to open discussions with the Company, its management team or its Board of Directors. Whether the Reporting Persons are successful or not in preventing the proposed Reorganization, the Reporting Persons may also seek representation on the Board of Directors of both KS Bank and the Company.

If the Company’s Board of Directors and management do not agree to seek a sale of the Company and cancel the proposed Reorganization, the Reporting Persons intend to vote their shares of Common Stock against the Reorganization at the special meeting of the Company’s shareholders to be held on March 14, 2005, and may communicate and coordinate their actions with other shareholders of the Company to vote against the Reorganization.

The Reporting Persons also believe that the Company has not fully researched the tradability of the Common Stock if the Company delists it from the Over the Counter Bulletin Board. The Reporting Persons understand that identifying a broker/dealer willing to make a market in the shares of a holding company that is not a reporting company and not subject to the bank exclusion provision will be extremely difficult and that the Company may be inadvertently misleading its shareholders by stating in its proxy statement filed with the SEC on January 31, 2005 (the “Proxy Statement”) that “. . . we do not expect our common stock will be eligible for listing on the OTC Bulletin Board. Thereafter, we

CUSIP NO. 48266R108	13D/A	Page 7 of 10 Pages

anticipate that our common stock may be quoted in the ‘pink sheets,’ but we cannot predict whether or when this will occur or the liquidity of the market which will thereafter exist for our common stock.”

The Reporting Persons feel that it is grossly unjust to the small shareholders of the Company, who may be least able to afford the loss of potential value, to be squeezed out of their shares by much larger shareholders and Company insiders (estimated by the Company to beneficially own or control approximately 25.07% of the shares) voting in favor of the proposed Reorganization. In particular, the Reporting Persons identify the statement in the Company’s December 22, 2004 Schedule 13E-3 filing with the SEC, whereby the Company’s advisors pointed out to the Company many “Reasons for Not Going Private,” which include:

•	Reduces visibility of Company

•	Perceived negative reactions by shareholders

•	May reduce liquidity of stock

•	Limits ability to raise additional capital

•	Limits ability to make acquisitions

•	May require valuation of Company stock for employee benefit plans

•	May require Company to repurchase stock from participant in an ESOP

•	May invite a hostile or competing offer from another bank

•	Does not necessarily mean bank must sell

•	High level of inside ownership is big deterrent

•	May increase certain shareholders ownership above 10%, which may trigger change of control regulations and require regulatory approval

It appears to the Reporting Persons that even with the knowledge of the above risks, the Company is determined to proceed with the proposed Reorganization. The above statements appear to imply that there are many risks associated with the proposed Reorganization, including a possible “competing offer from another bank.” However, this possibility, which could be of substantial financial benefit to both large and small shareholders, was apparently considered of little concern, since the Company’s Board of Directors knew it could likely obtain the necessary votes to defeat such an offer.

In the Proxy Statement, it appears that the Company considered numerous factors and alternatives in reaching its conclusion to proceed with the shareholder “squeeze out.” However, according to pages 18 and 19 of the Proxy Statement, the acquisition value of the Company was not considered prior to determining to squeeze out the smaller shareholders and leaving the remaining shareholders with a less liquid market for their shares.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Harvey Foundation:

Number of shares of Common Stock beneficially owned: 58,574

Percent of class: 4.9%

CUSIP NO. 48266R108	13D/A	Page 8 of 10 Pages

Number of shares as to which the Harvey Foundation has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 58,574

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 58,574

(b)	Harvey:

Number of shares of Common Stock beneficially owned: 59,6741

Percent of class: 4.9%

Number of shares as to which Harvey has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 59,674[1]

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 59,674[1]

[1]	These shares consist of 58,574 shares held by the Harvey Foundation, which is controlled by Mr. Harvey, and 1,100 shares held by Mr. Harvey’s spouse, Margaret Blount Harvey, who is a Director of the Harvey Foundation.

(c)	The Koury Foundation:

Number of shares of Common Stock beneficially owned: 14,625

Percent of class: 1.2%

Number of shares as to which the Koury Foundation has:

(i)	Sole power to vote or to direct the vote: 14,625

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 14,625

(iv)	Shared power to dispose or to direct the disposition of: 0

(d)	Koury:

Number of shares of Common Stock beneficially owned: 7,100

Percent of class: 0.6%

CUSIP NO. 48266R108	13D/A	Page 9 of 10 Pages

Number of shares as to which Koury has:

(i)	Sole power to vote or to direct the vote: 7,100

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 7,100

(v)	Shared power to dispose or to direct the disposition of: 0

In addition to the shares of Common Stock beneficially owned by the Reporting Persons, the persons listed on Schedule A attached hereto each own the number of shares of Common Stock set forth beside such persons’ names on Schedule A attached hereto.

Except as may be set forth in this Schedule 13D, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto beneficially own any shares of Common Stock.

During the past sixty (60) days, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto have effected any transactions in the Common Stock, other than the purchases of the Common Stock set forth on the following table:

Reporting Person	Date	No. of Shares	Price
Koury	01/24/05	400	$23.00
Koury	01/26/05	500	$23.00
Harvey Foundation	01/27/05	600	$24.00
Koury	01/28/05	400	$23.50
Koury	01/28/05	100	$24.00
Koury	02/02/05	500	$23.75

CUSIP NO. 48266R108	13D/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE FELIX HARVEY FOUNDATION, INC.

Date: February 4, 2005	By:	/s/ C. Felix Harvey
Name: C. Felix Harvey Title: Vice President

Date: February 4, 2005	By:	/s/ C. Felix Harvey
C. FELIX HARVEY

THE MAURICE J. KOURY FOUNDATION, INC.

Date: February 4, 2005	By:	/s/ Maurice J. Koury
Name: Maurice J. Koury Title: President

Date: February 4, 2005		/s/ Maurice J. Koury
MAURICE J. KOURY

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. §1001).